UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MMRGlobal, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

55314U108

(CUSIP Number)

May 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☑Rule 13d-1(c)

☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55314U108	Page 2 of 5

SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS. Nihilent Technologies, Inc. EIN 04-3555392
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 18,311,457 SHARES OF COMMON SHARES
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 18,311,457 SHARES OF COMMON SHARES
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,311,457 SHARES OF COMMON SHARES
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*  Based on 259,416,056 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of May 6, 2011.

CUSIP No. 55314U108	Page 3 of 5

Item 1.	(a)	Name of Issuer:
MMRGlobal, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
4401 WILSHIRE BLVD., SUITE 200
Los Angeles, CA 90010
Item 2.	(a)	Name of Person(s) Filing:
Nihilent Technologies, Inc.
	(b)	Address of Principal Business Office(s):
Nihilent Technologies, Inc.
103 Carnegie Center, Suite 300
Princeton, New Jersey 08540
	(c)	Citizenship :
Nihilent Technologies, Inc.:
Delaware
	(d)	Title of Class of Securities:
Common Stock, $0.001 Par Value Per Share
	(e)	CUSIP Number:
55314U108

CUSIP No. 55314U108	Page 4 of 5

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.     Ownership.

(a)     Amount beneficially owned: See Item 9 of Cover Pages

(b)     Percent of class: See Item 11 of Cover Pages

(c)     Number of shares as to which the person has:

(i)     sole power to vote or to direct the vote of: See Item 5 of Cover Pages

(ii)     shared power to vote or to direct the vote of: See Item 6 of Cover Pages

(iii)     sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)     shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

Not applicable.

CUSIP No. 55314U108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2011	Nihilent Technologies, Inc. /s/ Shubhabrata Banerjee
By: Shubhabrata Banerjee Title: Secretary/Treasurer